EXHIBIT 99.1

FirstService Completes $350 Million, 5 Year Revolving Credit Facility

Significantly Increases Financing Capacity to Fund Future Growth Initiatives

TORONTO, March 1, 2012 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV); preferred shares (TSX:FSV.PR.U) today announced that it has successfully completed the renewal of its revolving credit facility, increasing the amount to US$350 million, from US$275 million previously. The revolving credit facility, which matures March 1, 2017, also provides access to additional financing of US$100 million on an uncommitted basis through an "accordion" provision under the same terms, bringing the total financing capacity of the facility to US$450 million.

The lead arranger for the financing was TD Securities. The syndicate of banks includes incumbents, The Toronto-Dominion Bank, JP Morgan Chase Bank, N.A., Bank of Montreal, HSBC Bank Canada, The Bank of Nova Scotia, Royal Bank of Canada, and Bank of America, N.A., as well as new participants Canadian Imperial Bank of Commerce, National Bank of Canada, U.S. Bank, N.A., and BankUnited, N.A..

"Our ability to complete a significant expansion of our credit facility on very competitive terms represents a major vote of confidence in FirstService by our lending syndicate. The new 5 year commitment provides us with a highly competitive cost of debt capital, reflecting our financial strength, diversification, and track record of success," said John B. Friedrichsen, Senior Vice President & CFO. "We look forward to expanding our strong relationships with our returning lenders and welcome the new participants to our bank syndicate," he added.

"The increase in our credit facility for another 5 year term will support our ambitious, but disciplined growth plans for the foreseeable future," said Jay S. Hennick, Founder and CEO. "The combination of this financing together with our growth strategy, proven business model, and focus on global real estate services, will allow us to continue to deliver strong returns for our shareholders in 2012 and beyond," he concluded.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector, providing a variety of services in commercial real estate, residential property management and property services. As one of the largest property managers in the world, FirstService manages more than 2.3 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International, one of the largest global players in commercial real estate services; FirstService Residential Management, the largest manager of residential communities in North America; and Property Services, including Field Asset Services, one of America's largest property preservation and distressed asset management companies and FS Brands, one of North America's largest providers of property services through franchise networks.

FirstService generates over US$2.2 billion in annual revenues and has more than 23,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

FORWARD-LOOKING STATEMENTS

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

CONTACT: Jay S. Hennick
         Founder & CEO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500